December 15, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Albany Molecular Research, Inc. Form 10-K for the Year Ended December 31, 2008 File No. 000-25323

Dear Mr. Rosenberg:

This letter is submitted by Albany Molecular Research, Inc. (the “Company”) in connection with the comments of the staff accountants (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K filed on March 13, 2009 (file no. 000-25323), as set forth in your letter dated December 11, 2009 to Mark T. Frost, Chief Financial Officer of the Company (the “Comment Letter”).

The Company hereby requests a deferral of the date for the Company’s response to the Comment Letter to January 8, 2010, because of overseas business travel, holiday vacation schedules and year-end workloads.  Based on our telephone conversation, we hope that the Company’s request will be acceptable to the Staff.  If there are questions or concerns about the Company’s request after your review of this letter, please do not hesitate to contact me by telephone at (518) 512-2264 or by facsimile at (518) 512-2075.

Very truly yours,

/s/ Michael P. Williams
Michael P. Williams
Corporate Secretary

cc:	Ibolya Ignat, Staff Accountant

Mark Brunhofer, Senior Staff Accountant

Nandini Acharya, Staff Attorney